

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 21, 2017

Via E-mail
Todd C. Buxton
Chief Executive Officer
Alpha Investment Inc.
200 East Campus View Blvd., Suite 200
Columbus, OH 43235

Re: Alpha Investment Inc.
Registration Statement on Form S-1
Filed October 27, 2017
File No. 333-221183
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed March 16, 2017
File No. 333-198772

Dear Mr. Buxton:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. We note that you indicate on the cover page of the registration statement that the approximate date of commencement of the proposed sale to the public is "from time to time after the effective date of this registration statement." As you do not appear to be qualified to engage in a delayed offering pursuant to Rule 415 with respect to the offering to the public, please revise your disclosure accordingly or advise.

3.   We note your disclosure on the prospectus cover page, on page 22 under the heading "Market for Common Equity and Related Stockholder Matters," and throughout the prospectus that your shares are quoted on the OTC Pink under the symbol "ALPC" and that on October 24, 2017, the most recent date for which a quotation for your shares is available, the closing price for your common stock on the OTC Pink was $0.75 per share as reported by OTC Markets Group. We are unable to locate this information in looking at publicly available information online. Please direct us to such information or advise.

4.   Your disclosure states that the selling shareholders will offer and sell their shares of common stock at a fixed offering price "until a liquid market develops." Please note that the OTC Pink Marketplace mentioned on the prospectus cover page and throughout the document is not an established public trading market into which the selling shareholders may offer and sell their shares of common stock at other than a fixed price. See Item 501(b)(3) of Regulation S-K. Please revise your disclosure throughout to reflect that the shares offered in this offering will be sold at the fixed price of $15.00 for the duration of the offering.

5.   Please revise the outside back cover page of the prospectus to advise dealers of their prospectus delivery obligation, including the expiration date specified by Section 4(3) of the Securities Act. Please refer to Item 502(b) of Regulation S-K.

6.   We note your disclosure that you will be heavily dependent on your principal stockholder, Omega Commercial Finance Corp., to generate loans through their correspondent platforms. We further note your disclosure that your CEO also serves as the CEO of Omega. Please expand your disclosure to describe in greater detail the business of Omega and explain whether any conflicts of interests will arise out of this relationship, including whether you will compete with Omega for business.

7.   We note your references throughout to "restricted" shares of common stock. Under an appropriately captioned heading, please describe the terms of the "restricted" shares.

8.   Under an appropriately captioned heading, please provide the disclosure required by Items 505 and 512 of Regulation S-K. Please refer to Items 5 and 17 of Form S-1, respectively.

9.   We note that part of this offering is a resale of shares from a private placement on
        September 20, 2017. We further note your disclosure that the funds from that private
        placement are being held in escrow and that the purchaser has a right to require the
        Company to repurchase the shares if the opening bid price of your shares on the OTC
        market is less than $15.00 per share or the completion of a $30 million preferred debt
        financing has not closed. In light of these facts, please explain in detail how the private
        placement is a completed transaction or sale under the Securities Act for purposes of
        conducting a resale offering of such securities pursuant to this registration statement. We
        may have further comment.

Prospectus Cover Page

10.   We note your disclosure on the cover page, page 8 and page 21 that "[t]here can be
        assurance given that any liquid public market for our shares will develop and be
        sustained." Please revise to clarify throughout hat there can be no assurance that a liquid
        public market for your shares will develop and be sustained.

Prospectus Summary, page 6

11.   We note your disclosure on pages 6 and 7 regarding sales of the Company's common
        stock that occurred in 2017. We further note your disclosure on page 7 that proceeds
        were deposited in the escrow account of the purchaser's counsel and that if at any time
        prior to October 25, 2017, the opening bid price of your shares on the OTC market is less
        than $15.00 per share, the purchaser shall have the option exercisable 60 days after the
        October 25, 2017 to require the Company to repurchase the shares for the purchase price
        paid. Please revise to expand and update your disclosure surrounding this transaction.
        For example purposes only, please clarify which sales proceeds were deposited in the
        escrow account and affirmatively state, if true, that the purchaser has the option to require
        the Company to repurchase the shares for the purchase price paid. Please also revise to
        include a related risk factor to the extent applicable.

12.   We note your disclosure on page 7 that if a $30 million preferred debt financing for the
        benefit of an entity acceptable to the purchaser is not approved, closed, and funded prior
        to October 25, 2017, the purchaser shall have the option to deliver a Repurchase Notice
        to the Company and to the Escrow Agent. Please revise to update your disclosure to state
        whether the $30 million preferred debt funding was approved, closed and funded prior to
        the Release Date and to describe any implications or risks related to this.

Risk Factors, page 10

"Our internal controls may be inadequate, which could cause our financial reporting to be unreliable and lead to misinformation being disseminated to the public," page 13

13.   Please revise your risk factor heading to include language reflecting that you have identified material weaknesses and concluded that your internal controls over financial reporting are not effective. Please also expand this risk factor to disclose this risk.

Selling Stockholders, page 21

14.   We note your disclosure that the prospectus covers the resale of 994,300 shares sold in your initial public offering which were subsequently acquired by 33 Capital Street LLC. Please revise to disclosure the circumstances pursuant to which 33 Capital Street LLC acquired these shares.

15.   Please tell us whether any selling stockholder is a broker-dealer or an affiliate of a broker-dealer. If any selling shareholder is a broker-dealer or an affiliate of a broker-dealer, please tell us whether the selling shareholder received its shares as underwriting compensation. We may have additional comments.

Proposed Business, page 24

16.   We note your disclosure that you intend to provide capital directly to affiliated lenders to fund loans through their correspondent platforms. Please revise your disclosure to identify the affiliated lenders and describe in greater detail the platforms to which you refer.

The Commercial Real Estate Lending Product, page 26

17.   We note your disclosure that you have vetted and designed what you believe to be proprietary pricing and lending model for the commercial real estate finance debt and equity market and that this lending model will enable you to successfully compete. Please revise your disclosure to describe the pricing and lending model to which you refer and explain what makes it proprietary.

Loan Production Relationships, page 27

18.   We note your disclosure that you and your affiliated lenders have "strategically aligned [yourselves] with top commercial real estate mortgage bankers nationwide with the goal of utilizing their production networks." Please revise to disclose the commercial real estate mortgage bankers to which you refer or advise us why such disclosure is not applicable.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

Results of Operations, page 28

19.   We note your disclosure that you generated $12,000 in revenues for the six months ended June 30, 2017 from your new line of business. Please revise to provide greater details surrounding the revenue earned during this time period.

Principal Stockholders, page 33

20.   For the principal stockholder Omega Commercial Finance Corp., please provide the name(s) of the natural persons with voting or dispositive control over the company's securities.

Certain Relationships and Related Transactions, page 33

Review, Approval and Ratification of Related Party Transactions, page 33

21.   We note your disclosure that all related party transactions are subject to the approval of your board of directors. Please revise to include risk factor disclosure in light of the fact that your board of directors has no independent directors.

Index to Financial Statements, page F-1

22.   Please update your financial statements in accordance with Rule 8-08 of Regulation S-X.

Report of Independent Registered Public Accounting Firm, page F-2

23.   Your audit report refers to the covered financial statements for the years ended December 31, 2016 and 2015 in the introductory paragraph while the opinion paragraph refers to the results of your operations and cash flows for the years ended December 2015 and 2014. Please have your auditor revise the report to provide an opinion on the results of operations and cash flows for the years ended December 31, 2016 and 2015.

Item 15. Recent Sales of Unrestricted Securities, page II-1

24.   We note your disclosure that you issued shares of common stock to six consultants. As to any securities sold otherwise than for cash, please revise state the nature of the transaction and the nature and aggregate amount of consideration received by the registrant. Please refer to Item 701(c) of Regulation S-K.

Exhibits

25.   We note you indicate that a number of your exhibits are to be filed by amendment. Please file all required exhibits as promptly as possible. If you are not in a position to file your legal opinion with the next amendment, please provide a draft copy for us to review. The draft exhibit should be filed on EDGAR as correspondence.

Form 10-K for the Fiscal Year Ended December 31, 2016

Item 5. Market for Common Equity and Related Stockholder Matters, page 8

26.   Please provide us with the information required by Items 201 and 701 of Regulation S-K or tell us why you are not required to do so. Please refer to Item 5 of Form 10-K.

Report of Independent Registered Public Accounting Firm, page 12

27.   Your audit report refers to the covered financial statements for the years ended December 31, 2016 and 2015 in the introductory paragraph while the opinion paragraph refers to the results of your operations and cash flows for the years ended December 2015 and 2014. Please have your auditor revise the report to provide an opinion on the results of operations and cash flows for the years ended December 31, 2016 and 2015.

Item 9A. Controls and Procedures, page 24

28.   Please revise your disclosure in future filings to disclose whether you applied the 1992 or 2013 COSO framework in your evaluation of internal control over financial reporting. Reference is made to Item 308(a)(2) of Regulation S-K.

29.   We note your conclusion that your disclosure controls and procedures were effective while also concluding that your internal control over financial reporting was not effective due to material weaknesses related to insufficient resources, inadequate segregation of duties and a lack of audit committee and outside directors on the Company's Board of Directors. Please explain to us how you arrived at different effectiveness conclusions in light of the existing material weaknesses.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Becky Chow, Staff Accountant, at 202-551-6524 or Kristi Marrone, Staff Accountant, at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at 202-551-3758 or me at 202-551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief
Office of Real Estate and
Commodities

cc: Dale S. Bergman
        Gutierrez Bergman Boulris PLLC
        Via E-mail